                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                              (Amendment No. 2 )*


                                  NYCOR, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   670664408
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [    ].  (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposed of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                               Page 1 of 5 pages

CUSIP No. 670664408                 13G              Page  2  of  5 Pages



1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              HEARTLAND ADVISORS, INC.

              #39-1078128

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                        (a)  [      ]
                                        (b)  [      ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

              WISCONSIN, U.S.A.


                      5.  SOLE VOTING POWER
     NUMBER OF                478,461
SHARES BENEFICIALLY
      OWNED BY        6.  SHARED VOTING POWER
        EACH          None
     REPORTING
       PERSON         7.  SOLE DISPOSITIVE POWER
        WITH                 524,146

                      8.  SHARED DISPOSITIVE POWER
                      None



9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       524,146

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       18.7%

12.  TYPE OF REPORTING PERSON*

              IA

CUSIP NUMBER  670664408                  Page 3 Of 5 Pages

Item 1.
     (a) Name of Issuer:  NYCOR, Inc.


     (b) Address of Issuer's Principal Executive Offices:
           287 Childs Road
           Basking Ridge,  NJ   07920

Item 2.
     (a) Name of Person Filing:    Heartland Advisors, Inc.


     (b) Address of Principal Business Office:
                 Heartland Advisors, Inc.
                 790 North Milwaukee Street
                 Milwaukee, WI  53202


     (c) Citizenship:       Heartland Advisors is a Wisconsin corporation.

     (d) Title of Class of Securities:  Common Stock

     (e)  CUSIP Number: 670664408

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)_____ Broker or Dealer registered under Section 15 of the Act.

     (b)_____    Bank as defined in Section 3(a)(6) of
                 the Act.

     (c)_____ Insurance company as defined in Section 3(a)(19) of the Act.

     (d)_____ Investment company registered under Section 8 of the Investment Company Act of 1940.

     (e)__X__ Investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

     (f)_____ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement
                 Income Security Act of 1974 or Endowment Fund; see Sec 240.13d-1(b)(1)(ii)(F).

     (g)_____    Parent Holding Company, in accordance with
                 Sec 240.13d-1(b)(ii)(G) (Note:  See Item 1).


     (h)_____    Group, in accordance with
                 Sec 240.13d-1(b)(1)(ii)(H).

Item 4. Ownership.

     (a) Amount beneficially owned:
         524,146 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Heartland Advisors, Inc., including 53,946 shares resulting from the assumed conversion of 48,600 shares of Nycor Convertible Preferred.

     (b) Percent of Class:
         18.7%

     (c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Page.


Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[ ]


Item 6. Ownership of more than Five Percent on Behalf of Another
        Person.

        The shares of common stock to which this Schedule relates are held in investment advisory accounts of Heartland Advisors, Inc. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. The interests of one such account, Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, relates to more than 5% of the class.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not Applicable.

Item 8. Identification and Classification of Members of the Group.

        Not Applicable.

Item 9. Notice of Dissolution of Group.

        Not Applicable.

Item 10.  Certification.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   February 9, 1996

                                  HEARTLAND ADVISORS, INC.

                                  By:  PATRICK J. RETZER
                                       -----------------
                                       Patrick J. Retzer
                                       Vice President/Treasurer